UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Demandware, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24802Y 105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Stephan Schambach
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Federal Republic of Germany
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,718,794
	6	Shared voting power 0
	7	Sole dispositive power 2,718,794
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,718,794 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2%(1) of Common Stock
12	Type of reporting person (see instructions) IN

(1)	This percentage is calculated based on 37,704,840 shares of Common Stock outstanding as of December 31, 2015.

Item 1(a).	Name of Issuer:

Demandware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

5 Wall Street

Burlington, MA 01803

Item 2(a).	Name of Person(s) Filing:

Stephan Schambach

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o NewStore, Inc.

745 Atlantic Avenue

Boston, MA 02111

Item 2(c).	Citizenship:

Federal Republic of Germany

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP Number:

24802Y 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,718,794 shares of Common Stock

(b)	Percent of Class: 7.2(1) of Common Stock

(c)	Number of shares as to which such persons has:

i.	Sole power to vote or to direct the vote: 2,718,794 shares of Common Stock

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,718,794 shares of Common Stock

iv.	Shared power to dispose or to direct the disposition of: 0

(1)	This percentage is calculated based on 37,704,840 shares of Common Stock outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Stephan Schambach
Signature

Stephan Schambach
Name